UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Investor Day Materials

On November 16, 2021, International Game Technology PLC (NYSE:IGT) (the “Company” or “IGT”) held a virtual Investor Day. A copy of the presentations made, and posted on IGT’s Investor Relations website, during the Investor Day are furnished herewith as Exhibits 99.1 through 99.5.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Presentation “IGT: A Global Leader in Lottery & Gaming Strongly Positioned for Profitable Growth,” dated November 16, 2021
99.2	Presentation: “Global Lottery: Strengthening Industry Leadership with Accelerated, Recurring Revenue Growth Outlook,” dated November 16, 2021
99.3	Presentation: “Global Gaming: Delivering Innovation, Growing Market Share, and Improving Margins,” dated November 16, 2021
99.4	Presentation: “Digital & Betting: A Fast-growing Leader with Best-in-class Solutions,” dated November 16, 2021
99.5	Presentation: “Driving Compelling Value Creation Through Profitable Growth and Balanced Capital Allocation,” dated November 16, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	Presentation “IGT: A Global Leader in Lottery & Gaming Strongly Positioned for Profitable Growth,” dated November 16, 2021
99.2	Presentation: “Global Lottery: Strengthening Industry Leadership with Accelerated, Recurring Revenue Growth Outlook,” dated November 16, 2021
99.3	Presentation: “Global Gaming: Delivering Innovation, Growing Market Share, and Improving Margins,” dated November 16, 2021
99.4	Presentation: “Digital & Betting: A Fast-growing Leader with Best-in-class Solutions,” dated November 16, 2021
99.5	Presentation: “Driving Compelling Value Creation Through Profitable Growth and Balanced Capital Allocation,” dated November 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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